Exhibit 18

March 15, 2013

Board of Directors

Gentherm Incorporated

21680 Haggerty Road, Ste. 101

Northville, MI 48167

Dear Directors:

We are providing this letter solely for inclusion as an exhibit to Gentherm Incorporated’s (the “Company”) Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, as set forth in our report dated March 15, 2013. As stated in Note 2 to those financial statements, the Company changed its accounting for external patent costs. Note 2 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because it will result a consistent treatment for both internal and external cost and provide a better comparison with industry peers.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ GRANT THORNTON LLP